EXHIBIT 8: CREDIT ANALYST AND SUPERVISOR INFORMATION

Total number of analysts

The total number of Credit Analysts (Including Supervisors) as of March 21, 2018 is 49, of which 7 are Credit Analysts-Supervisors (Directors), 38 are Analysts, and 4 are Interns. A Supervisor means any Credit Analyst holding a title of Vice-president or above.

Detailed Information of Minimum Qualifications Required for Credit Analysts and Credit Analyst Supervisors

Credit Analysts and Associate Analysts must have the appropriate knowledge, preparation and experience in order to be employed by HR Ratings. Analysts must exhibit several years of experience in a specific sector, or debt or credit markets, show analytical skills such as the ability to critically review any information received, determine and identify relevant quantitative and qualitative data and must exhibit other skills such as the ability to correctly apply rating methodologies. Additionally, a Credit Analyst level must show a full understanding of the rating methodology and criteria. All Credit Analysts, including Supervisors, have a university degree; some of them have earned a Master's Degree, PHD, and one has the Chartered Financial Analyst degree. A Credit Analyst and Associate Analyst must comply with the following criteria:

Credit Analyst

-Hold a degree in Engineering, Finance, Economics or similar
-Technical expertise of the position
-Knowledge and understanding of the methodologies, given the type of ratings in which they participate, that apply
-Necessary knowledge to evaluate and effectively process relevant information related to the credit quality of an entity or issuer (Qualitative analysis)
-Experience or knowledge needed to understand the models and inputs contained in the models that are part of the methodologies (Quantitative analysis)
-Understanding of factors such as: geographic localization, sector, industry, and regulatory framework for the ratings in which they participate
-Analytical thinker
-Basic understanding of the principal methodological areas to evaluate
-Proactive
-Attention to detail, precision, able to follow up on processes
-Problem solving
-Ability to think like an analyst
-Teamwork
-Discretion with delicate information
-Ability to communicate effectively both verbally and in writing
-Active participation and collaboration in teams

Associate Analyst (Associate and Manager)

All of criteria required for Credit Analyst and:

-Ability to anticipate problems and prevent or minimize their impact
-Time and self-management
-Ability to multitask
-Ability to develop and foster effective and professional work relationships
-Leadership and initiative
-Ability to work with minimum supervision
-Ability to delegate
-Ability to analyze, understand, evaluate and form opinions on relevant topics

A Credit Analyst Supervisor must have a proven expertise and analytical knowledge of sector and must show evidence of strong knowledge of the dynamics of credit risk. Also, he or she must exhibit an analytical ability, problem solving and decision making capacity and conflict management skills must be confirmed by this level. A Credit Analyst Supervisor or above level must guarantee consistency and effective application of methodologies and criteria and must exhibit strong team management skills in order to take a lead role in Ratings Committees and any other supervisory roles. All HR Ratings' Analysts Supervisors are Credit Analysts with at least four years of proven experience in credit and risk analysis. The Department of Administration and Human Resources confirms this experience through the hiring process. The Credit Analyst Supervisors must comply with the following criteria:

Director (Vice President)

All of the required criteria for Analyst and Associate Analyst and:

-At least three years experience in credit analysis
-Full understanding of the principal methodological areas to evaluate
-Problem solving
-Ability to manage projects assigned and to meet deadlines
-Ability to share and express opinions
-Ability to supervise the work of others on assigned projects
-Ability to provide orientation and support for lower level personnel

Associate Director (Executive Director and Senior Executive Director)

All of the above and:

-Strong experience and analytical expertise in the sector
-Ability to set priorities
-Decision making
-Conflict resolution
-Ability to coordinate and ensure the project/work/product is completed
-Ability to manage and foster relations, both in and outside the Company
-Ability to train and develop personnel to take on responsibilities